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                               FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                         Dated November 10, 2004

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 10, 2004
                ------------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
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                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
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                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

[CREDIT SUISSE GROUP LOGO]
                                               Media Relations

                                               Credit Suisse GROUP
                                               P.O. Box 1
                                               CH-8070 Zurich
                                               www.credit-suisse.com


                                               Telephone     +41 1 333 88 44
                                               Telefax       +41 1 333 88 77
                                               media.relations@credit-suisse.com



CHARLES NAYLOR APPOINTED NEW CHIEF COMMUNICATIONS OFFICER OF CREDIT SUISSE GROUP

THOMAS D. BELL STEPS DOWN FROM THE BOARD OF DIRECTORS


Zurich, November 10, 2004 - CREDIT SUISSE GROUP TODAY ANNOUNCED THE APPOINTMENT OF CHARLES NAYLOR AS ITS NEW CHIEF COMMUNICATIONS OFFICER (CCO), EFFECTIVE DECEMBER 6, 2004. THE GROUP ALSO ANNOUNCED THAT THOMAS D. BELL STEPS DOWN FROM ITS BOARD OF DIRECTORS.

Charles Naylor, aged 48, is a highly experienced manager and communications specialist who has spent many years working at a series of major globally active companies. Charles is a British citizen who speaks both German and English. After graduating with a Masters degree from St. John's College, Cambridge, Charles went on to obtain an MBA from Henley Management College. A trained opera singer, Charles worked at the Vienna State Opera and the English National Opera at Glyndebourne before joining Shell UK, where he was the Public Affairs, Public Relations and Advertising Manager for five years. He was subsequently appointed Head of Corporate Affairs by the US oil and gas multinational Amerada Hess International. Six years later, in 1998, Charles moved to the energy and services company Centrica PLC in London, where - until recently - he was Group Director of Corporate Affairs and a member of the senior management team.


RESIGNATION FROM THE BOARD OF DIRECTORS

Thomas D. Bell, Member of the Board of Directors of Credit Suisse Group since 2002, has decided to step down from the Board for personal reasons. The Board of Directors would like to thank him for his valuable contribution and his commitment to the Group.


ENQUIRIES

Credit Suisse Group, Media Relations                Telephone    +41 1 333 88 44

CREDIT SUISSE GROUP

Credit Suisse Group is a leading global financial services company headquartered in Zurich. It provides private clients and small and medium-sized companies with private banking and financial advisory services, and pension and insurance solutions from Winterthur. In the area of investment banking, it serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,000 staff worldwide. As of September 30, 2004, it reported assets under management of CHF 1,232.2 billion.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CREDIT SUISSE GROUP
                                            -----------------------
                                                   (Registrant)

Date  November 10, 2004                    By:  /s/ David Frick
    ---------------------                       ------------------------------
                                                    (Signature)*
                                                Head of Group Legal & Compliance
*Print the name and title of the signing
officer under his signature.                    /s/ Jan Vonder Muehll
                                                    Group Communications